Exhibit (d)(10)(vi)

EQ ADVISORS TRUST

AMENDMENT NO. 5 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 5 to the Investment Advisory Agreement effective as of July 16, 2014 (“Amendment No. 5”) between AXA Equitable Funds Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“FMG LLC” or “Manager”) and Pacific Investment Management Company LLC, a limited liability company organized under the laws of the State of Delaware (“PIMCO” or “Adviser”).

FMG LLC and PIMCO (collectively, “Parties”) agree to modify the Investment Advisory Agreement dated as of May 1, 2011, as amended (“Agreement”) as follows:

1. Removed Portfolio. All references to Multimanager Multi-Sector Bond Portfolio are hereby removed from the Agreement.

2. Existing Portfolios. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to the following Portfolios or an Allocated Portion: EQ/PIMCO Ultra Short Bond Portfolio, EQ/PIMCO Global Real Return Portfolio, EQ/Quality Bond PLUS Portfolio, EQ/Real Estate PLUS Portfolio and Multimanager Core Bond Portfolio.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

5. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement.

IN WITNESS WHEREOF, the Parties have executed and delivered this Amendment No. 5 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Steven M. Joenk	By:	/s/ Brent L. Holden
	Steven M. Joenk	Name:	Brent Holden
	Chairman, Chief Executive Officer and President	Title:	Managing Director

APPENDIX A

AMENDMENT NO. 5

TO

INVESTMENT ADVISORY AGREEMENT

WITH

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

The Manager shall pay the Adviser monthly compensation computed daily at an annual rate equal to the following:

Related Portfolios	Annual Advisory Fee**
Total Return Portfolios, which shall consist of Allocated Portions of each of EQ/Quality Bond PLUS Portfolio*, Multimanager Core Bond Portfolio*,

0.25% of the Total Return Portfolios’ average daily net assets.

Once Aggregate Assets*** managed by Manager and advised by Adviser equal or exceed $3 billion in aggregate, the following fee schedule applies to the Total Return Portfolios:

0.25% of the Total Return Portfolios’ average daily net assets up to and including $1 billion; and 0.225 of the Total Return Portfolios’ average daily net assets above $1 billion.

Portfolio	Annual Advisory Fee
EQ/PIMCO Ultra Short Bond Portfolio	0.15% of the Portfolio’s average daily net assets.
EQ/PIMCO Global Real Return Portfolio	0.25% of the Portfolio’s average daily net assets.
EQ/Real Estate PLUS Portfolio*	0.49% of the Allocated Portion’s average daily net assets.

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as an “Allocated Portion.”
**	The daily advisory fee for the Total Return Portfolios is calculated by multiplying the aggregate net assets of the Total Return Portfolios at the close of the immediately preceding day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.
***	“Aggregate Assets” shall refer to the assets of the following subadvised portfolios advised by Adviser: EQ/Quality Bond PLUS Portfolio, Multimanager Core Bond Portfolio, , EQ/PIMCO Ultra Short Bond Portfolio, EQ/PIMCO Global Real Return Portfolio, and EQ/Real Estate PLUS Portfolio.